Exhibit 99.1

Shay Evron
CFO
Metalink Ltd.
Tel: 972-3-7111690
Fax: 972-3-7111691
Email: Shay.Evron@il.gt.com

METALINK ANNOUNCES 2015 ANNUAL GENERAL MEETING

TEL AVIV, ISRAEL, November 20, 2015 - Metalink Ltd. (OTCQB: MTLK) today announced that its 2015 Annual General Meeting of Shareholders will be held on Tuesday, December 29, 2015, at 1:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is the close of business on November 23, 2015.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Messrs. Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

2.	To approve the election of Orly Etzion as an external director of the Company for a three-year period;

3.
To reappoint Brightman Almagor Zohar & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu Limited, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

4.	To review and consider the audited financial statements of the Company for the year ended December 31, 2014.

Items 1-3 require the approval of a simple majority of the ordinary shares represented at the meeting. Item 4 does not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association.

Position Statements etc.

In accordance with the Companies Law, (i) position statements must be delivered to the Company no later than 10 days prior to the meeting date, and (ii) eligible shareholders, holding at least 1% of our outstanding ordinary shares, may present proper proposals for inclusion in the meeting by submitting their proposals to the Company no later than one week following the date hereof and, if the Company determines that a shareholder proposal is appropriate to be added to the agenda in the meeting, the Company will publish a revised agenda in the manner set forth below.

Additional Information and Where to Find It

In connection with the meeting, Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, or by directing such request to the Company's Investor Relations above.

If applicable, valid position statements and/or a revised meeting agenda will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above).

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.